SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of March 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    ☑       Form 40-F    ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐       No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2006 CGG stand alone Results
Revenues of €1330 Million, up 53%
Operating result of €289 Million, a 22% margin
Net Result of €159 Million, €182 Million before convertible
Paris, March 8, 2007
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced CGG’s fourth quarter and full year 2006 unaudited financial results, the merger with Veritas becoming effective in 2007.
2006 Highlights:
•	2006 Group revenues of Euros 1,330 million (US$ 1,670 million), up 53% in € and 54% in US$ compared to 2005.
•	Group operating profit of Euros 289 million, a 22% operating margin compared to Euros 75 million in 2005, an 8% operating margin.
•	Geophysical Services revenues of Euros 792 million (US$ 991 million), up 43% in € and up 44% in US$, and an operating margin of 19%, not including the contribution from Argas.
•	Sercel revenues of Euros 610 million, (US$ 768 million), up 61% in € and 63% in US$ and a record operating margin of 28.6%.
•	2006 net profit of Euros 159 million compared to a net loss of Euros 6.8 million in 2005.
•	When not including the specific charge related to the convertible bond, the 2006 net profit is Euros 182 million compared to a net profit of Euros 4.7 million in 2005.
•	Year end 2006 net debt to equity gearing ratio of 18%
Q4 2006 Highlights:
•	Fourth quarter 2006 Group revenues of Euros 374 million (US$ 483 million) up 43% in Euros and 55% in US$ compared to the fourth quarter of 2005.
•	Group operating profit of Euros 71 million representing a 19% operating margin compared to Euros 30 million for the fourth quarter of 2005 ( an 11% operating margin).
•	Geophysical Services revenues of Euros 189 million (USD$ 244 million) up 17% in € and 28% in US$ compared to the fourth quarter of 2005 and representing an operating margin of 11% not including the contribution from Argas.
•	Sercel revenues of Euros 189 million, (US$ 244 million), up 53% in € and up 67% in US$ compared to the fourth quarter of 2005 and representing a record operating margin of 32%.
•	Fourth quarter Group net profit of Euros 38 million.
Comments and Perspectives:
CGGVeritas Chairman & CEO, Robert BRUNCK, commented:

“In 2006, the CGG Group took advantage of strong demand in geophysics to increase its market share and its profitability through its renewed and modernized fleet, the excellent quality of its multi-client library and more generally its reinforced technological positions in imaging and in equipment through the successful launch of new Sercel products. The CGG Group almost quadrupled its operational profit with a record year for Sercel and strong operational performance of Geophysical Services.
Looking forward in 2007 continued favourable market conditions provide an excellent environment for the new CGGVeritas Group to meet our growth, operational performance and debt reduction objectives.”

Million Euros	Consolidated Statement of Earnings
IFRS	2006	2005	Q4 2006	Q4 2005

Operating revenues	1329.6	869.9	374.0	262.4
Gross margin	441.4	201.8	121.1	66.3
Operating profit (loss)	289.0	75.1	71.4	30.1
Income (loss) from equity investments	10.1	13.0	1.2	3.4
Net cost of financial debt	(25.4)	(42.3)	(6.2)	(15.6)
Convertible derivate variance	(23.0)	(11.5)		26.5
Other financial income (loss)	(8.8)	(14.5)	(0.4)	(15.8)
Income taxes	(83.2)	(26.6)	(28.3)	(8.1)
Net Income (loss)	158.7	(6.8)	37.7	20.5

Net income (loss) per common share diluted	8.86	(0.64)	2.08	1.50
Weighted average common shares diluted	17,731,385	12,095,925	17,925,150	13,443,434

Revenues 2006 and Fourth Quarter 2006:
     Revenues 2006:
Group revenues at the end of 2006 were Euros 1,329.6 million, (US$ 1,669.7 million) up 53% in Euros and up 54% in US$, year on year.
Revenues for Geophysical Services for 2006 were Euros 792.1 million, (US$ 991.3 million) up 43% in Euros and up 44% in US$, year on year.
Revenues for Sercel at the end of 2006 were at a record level of Euros 610 million (US$ 768 million), up 61% in € and up 63% in US$ year on year. 2006 Sercel external sales were Euros 537.5 million (US$ 678.4 million) up 69% in € and up 72% in US$, year on year.
     Fourth Quarter 2006 per Segment:
Group revenues for the fourth quarter of 2006 were Euros 374 million (US$ 483 million) up 42% in € and 55% in US$, compared to the fourth quarter of 2005.
Revenues for Geophysical Services for the fourth quarter of 2006 were Euros 188.7 million, (US$ 243.9 million), up 17% in € and 28% in US$ compared to the fourth quarter of 2005.
Land revenues for the fourth quarter of 2006 were Euros 22.3 million (US$ 28.8 million) down 30% in € and 24% in US$ when compared to the fourth quarter of 2005. During the quarter, for safety concerns, we stopped work and demobilized a large seismic crew based on a force majeure event.
Offshore revenues for the fourth quarter of 2006 were Euros 129.1 million (US$ 166.8 million) up 33% in € and 44% in US$ compared to the fourth quarter of 2005. As expected, a high number of transits and port calls impacted the quarter. Multi-client revenues were of Euros 52.2 million, up 108% compared to the fourth quarter of 2005. The net book value of the multi-client library at the end of 2006 was of Euros 72 million.
Processing and Reservoir revenues for the fourth quarter of 2006 were Euros 37.4 million (US$ 48.3 million) up 18 % in € and 28% in US$ compared to same period last year.
Total revenues for Sercel for the fourth quarter of 2006 were at a record level of Euros 188.5 million (US$ 243.6 million), up 53% in € and 67% in US$ compared to the same period last year. External sales for the fourth quarter of 2006 were Euros 185.2 million (US$ 239.4 million), up 82% in Euros and 98% in US$ compared to the same period last year.
2006 and Q4 2006 Operating Income:
     2006 Operating Income:
The Group operating profit at the end of 2006 were of Euros 289.0 million, a 21.7% operating margin, compared to Euros 75.1 million operating profit at the end of 2005 and representing an 8.6% operating margin.
The 2006 operating profit for Geophysical Services, not including the contribution from Argas of Euros 9.5 million, were Euros 150.3 million compared to a Euros 25.2 million operating profit in 2005. The operating margin for 2006, when including Argas, exceeded 20%.
The 2006 operating profit for Sercel were Euros 174.2 million corresponding to a 28.6% operating margin, compared to a Euros 79.8 million operating profit and a 21% operating margin in 2005.
     Fourth quarter 2006 Operating Income per Sector:
Group operating profit for the fourth quarter of 2006 were Euros 71.4 million, a 19.1% operating margin, compared to Euros 30.1 million operating profit for the fourth quarter of 2005 and an 11.4% operating margin.
The operating profit for Geophysical Services for the fourth quarter of 2006 were Euros 20.5 million, a 11% operating margin, compared to a Euros 11.1 million operating profit for the fourth quarter of 2005. During the quarter, apart from the land force majeure event and the numerous expected vessels transits and dry docks, operations ran smoothly with good performance in imaging and a sustained level of multi-client revenues.
Operating profit for Sercel for the fourth quarter of 2006 were Euros 60.8 million, a record 32% operating margin, compared to Euros 30.5 million for the fourth quarter of 2005, corresponding to a 25% operating margin. During the quarter, demand remained strong for all types of land and offshore seismic equipment.

Million Euros	Segment Information
IFRS	2006	2005	Q4 2006	Q4 2005

Operating revenues
Services	792.9	552.9	189.0	160.8
Products	610.1	378.8	188.6	122.9
Elimination	(73.4)	(61.8)	(3.6)	(21.2)
Total	1329.6	869.9	374.0	262.5
Operating profit (loss)
Services	150.3	25.2	20.5	11.1
Products	174.2	79.8	60.8	30.5
Corporate	(35.5)	(29.9)	(9.9)	(11.6)
Total	289.0	75.1	71.4	30.0

Net Result:
The 2006 net result was a profit of Euros 158.7 million including Euros 23.0 million specific financial charges for the variance on derivative of the convertible bonds compared to a net loss of Euros 6.8 million in 2005 (including Euros 11.5 million charge for the variance on derivative of the convertible bonds).
The net result for the fourth quarter of 2006 was a profit of Euros 37.7 million compared to a profit of Euros 20.5 million (including an exceptional profit of Euros 26.5 million for the variance on derivative of the convertible bonds) for the same period last year.
Net Result

Million Euros
IFRS	2006	2005	Q4 2006	Q4 2005

Net income before variance on derivative of CB	181.7	4.7	37.7	(6.0)

Variance on derivative of the convertible bonds (CB)	(23.0)	(11.5)	—	26.5

Net income (loss)	158.7	(6.8)	37.7	20.5

Adjusted EBITDA:
The “Adjusted EBITDA” is defined as the EBITDA minus the cost of equity based compensation
Adjusted EBITDA at the end of 2006 was Euros 483 million, representing 36% of the revenues and an increase of 113% year on year.
Adjusted EBITDA for the fourth quarter of 2006 was Euros 125 million, representing 33% of revenues and a 55% increase year on year.

Million Euros
IFRS	2006	2005	Q4 2006	Q4 2005

Adjusted EBITDA	483.0	221.4	124.7	76.8
Summary of cash-flows:

Million Euros	Summary of cash-flows:
IFRS	2006	2005	Q4 2006	Q4 2005

Net Cash before change in working capital	405.9	204.0	109.9	82.8
Net Cash provided by operating activities	347.4	182.4	153.1	73.1
Total purchases of tangible and intangible assets	(149.2)	(117.1)	(17.9)	(49.4)
Investment in multi-client surveys	(61.5)	(32.0)	(22.6)	(12.8)

Balance Sheet items:
As the end of 2006, net equity was Euros 877 million and net financial debt was Euros 153.8 million, representing a 17.5% net debt to equity.

Million Euros
IFRS	31/12/ 2006	31/12/2005

Shareholders’ equity	877.0	698.5
Net financial debt	153.8	297.2
Net debt to equity	17.5%	42.5%

Backlog: The backlog as of March 1st 2007 for CGGVeritas was at a level of US$ 1.610 billion.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
Contacts Investor Relations:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@CGGVeritas.com
Houston: Mindy Ingle Tel.: (1) 832 351 8821 invrelhouston@CGGVeritas.com
Press Contact:
Brunswick Tel.: +1 212 333 3810 cggv@brunswickgroup.com
- Robert BRUNCK, Chairman and CEO, will comment on the results during a public presentation at 10:00 am — at Palais Brongniart — Place de la Bourse (entry in front of N°40 rue Notre Dame des Victoires) PARIS 2nd.
- A conference call in English is scheduled at 3:00 pm (Paris time) — 8:00 am (US CT) — 9:00 am (US ET)
To join the conference, please dial five to ten minutes prior to the scheduled start time:

- International call-in	+1 706 758 9607
- US call-in	(800) 374 0113
- Replay international	+706 645 9291 — access code 9548164
- Replay US	(800) 642 1687 — access code 9548164
You will be asked for the name of the conference: “CGGVeritas 2006 year end results”.
- Copies of the presentation will be posted on the company web site and can be downloaded.
The conference call will be broadcast live on CGGVeritas’ website and replay will be available for 7 days thereafter.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date: March 8th, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development
& training, Investor Relations,
Communication and Audit